UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14f-1
Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder
ALLIANCE SEMICONDUCTOR CORPORATION
(Exact Name of Registrant as Specified in its Charter)
000-22594
(Commission File Number)

Delaware	77-0057842
(State of Incorporation)	(I.R.S. Employer Identification No.)
2575 Augustine Drive
Santa Clara, CA 95054-2914
(Address of Principal Executive Offices)
(408) 855-4900
(Registrant’s Telephone Number)

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and
Rule 14f-1 Promulgated Thereunder
THIS SCHEDULE IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN
CONNECTION WITH ANY VOTE OF THE COMPANY’S STOCKHOLDERS.
This Information Statement is being furnished on or about October 20, 2005 to the holders of record at the close of business on October 18, 2005 of shares of common stock (the “Common Stock”) of Alliance Semiconductor Corporation, a Delaware corporation (“Alliance” or the “Company”), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder (“Rule 14f-1”).
Resolution of Proxy Contest
     In connection with the Company and B. Riley & Co, Inc. (“Riley & Co.”) settling their proxy contest, you are receiving this Information Statement as a result of the appointment of new directors, pursuant to a Settlement Agreement (as described below), to a majority of the seats on the Board of Directors (the “Board”) of the Company and the concurrent resignation of certain members of the Company’s Board.
     On October 17, 2005, the Company, N. Damodar Reddy, C.N. Reddy, B. Riley & Co., Inc., Bryant R. Riley, Sanford L. Kane, Gregory E. Barton, Juan A. Benitez, Edward J. McCluskey, Alan B. Howe, Robert D’Agostino and J. Michael Gullard entered into a Settlement Agreement (the “Settlement Agreement”). Pursuant to the Settlement Agreement, the Company’s Board has been expanded to seven members to include all of the nominees proposed for election by Riley & Co., specifically, Bryant R. Riley, Alan B. Howe, Bob D’Agostino, and J. Michael Gullard. As of the effectiveness of the Settlement Agreement on October 17, 2005, three individuals previously serving as directors of the Company resigned, and the Board was initially comprised of Bryant R. Riley, N. Damodar Reddy, J. Michael Gullard and C.N. Reddy. Automatically upon compliance by the Company with Rule 14f-1, the Board will consist of the following seven (7) members: Bryant R. Riley, J. Michael Gullard, Bob D’Agostino, Alan B. Howe, Edward J. McCluskey, N. Damodar Reddy and C.N. Reddy (the “New Board”).
     The Company will become compliant with Rule 14f-1 ten (10) days after the filing of this Information Statement with the Securities and Exchange Commission and the mailing of this Information Statement to record holders of Alliance’s Common Stock. We expect that the appointments of Alan B. Howe, Bob D’Agostino and Edward J. McCluskey will become effective on or about October 31, 2005, the tenth day following the mailing of this Information Statement.
     As part of the Settlement Agreement, the previously scheduled October 20, 2005 annual meeting of stockholders was cancelled. A new annual meeting of stockholders has been scheduled for December 2, 2005 for all stockholders of record as of November 1, 2005 (the “2005 Annual Meeting”). At the 2005 Annual Meeting, Alliance stockholders will have the opportunity to vote for the newly constituted Alliance board of directors. A separate proxy statement will be mailed for that meeting.

Item 6. Voting Securities and Principal Holders Thereof
Item 6(a). Shares Outstanding
     On October 18, 2005, there were 35,600,159 shares of Common Stock issued and outstanding. For matters requiring stockholder action, each holder of Common Stock is entitled to cast one vote, in person or by proxy, for each share of Common Stock held.
Item 6(d). Security Ownership of Certain Beneficial Owners and Management
     The following table sets forth information that has been provided to the Company with respect to beneficial ownership of shares of the Company’s Common Stock as of October 18, 2005 (or such other date as may be indicated in the footnote for the respective person) for (i) each person or entity who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each executive officer named in the Summary Compensation Table, (iii) each of our Directors and (iv) all Directors and current executive officers of the Company as a group. The information in this table is based solely on statements in filings with the SEC or other reliable information. On October 18, 2005, there were 35,600,159 shares of the Company’s Common Stock outstanding.

	Amount and
	Nature of Beneficial	Percent
Name and Address of Beneficial Owner(1)	Ownership(2)(3)	of Class
Schneider Capital Management Corporation (4)	3,816,389	10.72%
460 E. Swedesford Road, Suite 1080
Wayne, PA 19087
Dimensional Fund Advisors(5)	2,883,050	8.10%
1299 Ocean Avenue, 11th Floor
Santa Monica, CA 90401
Bryant R. Riley(6)	2,465,752	6.93%
11100 Santa Monica Blvd., Suite 800
Los Angeles, CA 90025
N. Damodar Reddy(7)	6,755,350	18.91%
C.N. Reddy(8)	4,090,350	11.46%
Bob D’Agostino	34,450	*
Alan B. Howe	0	*
J. Michael Gullard	0	*
Edward J. McCluskey	0	*
Jeff Parsons(9)	0	*
Ron Shelton(10)	1,815	*
All Directors and current executive officers listed herein as a group (5 persons) (11)	13,400,902	37.55%

*	Less than 1%.

(1)	Unless otherwise indicated, the address of each of the named individuals is c/o Alliance Semiconductor Corporation, 2575 Augustine Drive, Santa Clara, California 95054.

(2)	Unless otherwise noted, the Company believes that all persons or entities named in the table have sole voting and sole investment power with respect to all shares of Common Stock shown in the table to be beneficially owned by them, subject to community property laws where applicable.

(3)	A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days of October 18, 2005 upon the exercise of options, excluding, however, options granted pursuant to the Company’s 1996 Employee Stock Purchase Plan. Each stockholder’s percentage ownership is determined by assuming that options that are held by such person (but not those held by any other person) and that are exercisable within 60 days of October 18, 2005 have been exercised.

(4)	The number of shares is as reported on a Schedule 13G/A filed by Schneider Capital Management Corporation on May 10, 2005.

(5)	Dimensional Fund Advisors, Inc. (“Dimensional”) is the beneficial owner of Common Stock as a result of providing investment advice to four investment companies registered under the Investment Company Act of 1940 and serving as an investment manager to certain other commingled group trusts and separate accounts. Dimensional disclaims beneficial ownership of any shares reported above. The number of shares is as reported on a Schedule 13G/A filed by Dimensional on February 9, 2005.

(6)	The number of shares is as reported on a Schedule 13D/A filed by Bryant R. Riley on October 18, 2005. Mr. Riley directly or indirectly has sole voting and dispositive power over securities held by B. Riley & Co., Inc., B. Riley & Co. Holdings, LLC and Riley Investment Management LLC, the investment advisor to and general partner of SACC Partners LP. Additionally Mr. Riley is a Trustee of the B. Riley & Co. Retirement Trust. Through his relationships with these entities, Mr. Riley may be deemed to beneficially own a total of 2,465,752 shares of the Company’s Common Stock.

(7)	Includes 345,000 shares held of record by N.D.R. Investments, Inc., of which N. Damodar Reddy is the sole stockholder. Includes 120,000 shares subject to options exercisable within 60 days of October 18, 2005.

(8)	Includes 677,500 shares held of record by C.N. Reddy Investments, Inc., of which C.N. Reddy is the sole stockholder. Includes 80,000 shares subject to options exercisable within 60 days of October 18, 2005.

(9)	Jeff Parsons was terminated as an employee of the Company effective July 11, 2005.

(10)	Ronald K. Shelton resigned from the Company effective January 15, 2005.

(11)	Includes 255,000 shares subject to options exercisable within 60 days of October 18, 2005.
Item 6(e). Changes in Control
     On October 17, 2005, Company entered into the above described Settlement Agreement pursuant to which, the Company’s Board would be expanded to seven members to include all of the nominees proposed by Riley & Co., specifically, Bryant R. Riley, Alan B. Howe, Bob D’Agostino, and J. Michael Gullard. As of the effectiveness of the Settlement Agreement on October 17, 2005, three individuals previously serving as directors of the Company resigned, and the Board was initially comprised of Bryant R. Riley, N. Damodar Reddy, J. Michael Gullard and C.N. Reddy. Automatically upon compliance by the Company with Rule 14f-1, the Board will consist of the following seven (7) members: Bryant R. Riley, J. Michael Gullard, Bob D’Agostino, Alan B. Howe, Edward J. McCluskey N. Damodar Reddy and C.N. Reddy.
     In addition, pursuant to the Settlement Agreement, N. Damodar Reddy, C.N. Reddy, Bryant R. Riley and B. Riley & Co., Inc. each agreed to vote the Alliance shares under their control and the control of their affiliates in favor of nominees approved by the New Board at the 2005 Annual Meeting and at any other stockholder meeting held before August 31, 2006. The Company also agreed in the Settlement Agreement to separate the offices of Chairman of the Board and Chief Executive Officer.
Item 7. Directors and Executive Officers
Legal Proceedings
     To the best of the Company’s knowledge, there is no material proceeding to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Directors
     The following table sets forth the names, positions or principal occupations and ages as of October 18, 2005, of Alliance’s directors. N. Damodar Reddy and C.N. Reddy have each served as a director since our last annual meeting. Each other director was appointed to the Board on October 18, 2005 in connection with the Settlement Agreement described above and will stand for stockholder election for the first time at the 2005 Annual Meeting. The appointments of Messrs. Howe, D’Agostino and McCluskey to the Board and to the board committees will become effective upon our compliance with Rule 14f-1 as described above. N. Damodar Reddy and C.N. Reddy are brothers. There are no other family relationships among any of the Directors or executive officers of the Company.

Name	Age	Principal Occupation	Director Since
N. Damodar Reddy	66	Chairman of the Board, President, Chief Executive Officer and Interim Chief Financial Officer	1985
C.N. Reddy	49	Executive Vice President for Investments and Director	1985
Bryant R. Riley (1)(3)	38	Founder and Chairman of B. Riley & Co, Inc.	2005
Alan B. Howe (1)(2)	44	Vice President of Business Development of Covad Communications	2005
Bob D’Agostino (3)	38	President of Q-mation	2005

J. Michael Gullard (2)	60	General Partner of Cornerstone Management	2005
Edward J. McCluskey (1)(2)(3)	76	Professor of Electrical Engineering and Computer Science and Director of the Center for Reliable Computing at Stanford University	2005

(1)	Member of the Compensation Committee.

(2)	Member of the Audit Committee.

(3)	Member of the Nominating and Corporate Governance Committee.
     N. Damodar Reddy is the co-founder of Alliance Semiconductor and has served as our Chairman of the Board, President and Chief Executive Officer from the Company’s inception in February 1985. On July 11, 2005, Mr. Reddy was appointed to serve as our Interim Chief Financial Officer. Mr. Reddy also served as our Chief Financial Officer from June 1998 until January 1999. Under his guidance, the Company created the fabless model that many semiconductor companies follow today. From September 1983 to February 1985, Mr. Reddy co-founded and served as President and Chief Executive Officer of Modular Semiconductor, Inc., and from 1980 to 1983, he served as manager of Advanced CMOS Technology Development at Synertek, Inc., a subsidiary of Honeywell, Inc. Prior to that time, Mr. Reddy held various research and development and management positions at Four Phase Systems, a subsidiary of Motorola, Inc., Fairchild Semiconductor and RCA Technology Center. In 1995, Mr. Reddy was selected as “Entrepreneur of the Year” in Northern California, an award sponsored by Inc. magazine, Ernst and Young, and Merrill Lynch. Mr. Reddy is a member of the board of directors of Tower Semiconductor Ltd., a publicly traded company, as well as serving on the board of several other privately-held companies. He holds a B.S. degree in Electrical Engineering from Osmania University, a M.S. degree in Electrical Engineering from North Dakota State University and a M.B.A. from Santa Clara University. N. Damodar Reddy is the brother of C.N. Reddy.
     C.N. Reddy is the co-founder of Alliance Semiconductor and has served as a director of Alliance Semiconductor since the Company’s inception in February 1985. Mr. Reddy served as the Secretary of Alliance Semiconductor from February 1985 to October 2000. Beginning in February 1985, Mr. Reddy served as Vice

President of Engineering. In May 1993, he was appointed Senior Vice-President of Engineering and Operations of Alliance. In December 1997, he was appointed Executive Vice President and Chief Operating Officer. In October 2000, Mr. Reddy resigned his positions as Chief Operating Officer and Secretary, and was appointed Executive Vice President for Investments. From 1984 to 1985, he served as Director of Memory Products of Modular Semiconductor, Inc., and from 1983 to 1984, Mr. Reddy served as a SRAM product line manager for Cypress Semiconductor Corporation. From 1980 to 1983, Mr. Reddy served as a DRAM development manager for Texas Instruments, Inc., and before that he was a design engineer with National Semiconductor Corporation for two years.
     Mr. Reddy holds a M.S. degree in Electrical Engineering from Utah State University. Mr. Reddy is a named inventor of over 50 patents related to SRAM and DRAM designs. C.N. Reddy is the brother of N. Damodar Reddy, CEO of Alliance Semiconductor. Mr. Reddy serves on the Board of Directors of many privately held companies, including several companies in which Alliance Venture Management’s investment funds hold equity interests.
     Bryant R. Riley is both founder and Chairman of B. Riley and Company, Inc. B. Riley & Co. is a Southern California based brokerage firm providing research and trading ideas primarily to institutional investors. Founded in 1997, B. Riley & Co. also has offices in San Francisco and New York. Mr. Riley is also the founder and Chairman of Riley Investment Management, LLC, an investment adviser which provides investment management services. He also serves on the board of directors of Aldila, Inc., a Nasdaq listed company and Celeritek, Inc., a Nasdaq listed company.
     Prior to 1997, Mr. Riley held a variety of positions in the brokerage industry, primarily as an Institutional Salesman and Trader. From October 1993-January 1997 he was a co-head of Equity at Dabney-Resnick, Inc., a Los Angeles based brokerage firm. From 1991-1993 he was a co-founder of Huberman-Riley, a Texas based brokerage firm. Mr. Riley graduated from Lehigh University in 1989 with a B.S. in finance.
     Alan B. Howe has extensive operational expertise combined with 20 years of corporate finance and business development experience. Mr. Howe is currently a Vice President of Business Development for Covad Communications, focused on wireless “last mile” alternative access. Prior to joining Covad, Mr. Howe was a principal at Broadband Initiatives, LLC, a boutique consulting and advisory firm. Mr. Howe was also previously Chief Financial Officer of Teletrac, Inc. for six years, raising approximately $200 million in public high yield debt, private equity and bank financing. He helped lead Teletrac through a complex recapitalization and eventually worked to facilitate its sale to Trafficmaster PLC, a global leader in telematics services.
     Mr. Howe joined Teletrac from Sprint, where he was Director of Corporate Development and one of the initial team members that helped start Sprint PCS. Before joining Sprint, he was an Assistant Vice President at Manufacturers Hanover Trust (now JP Morgan Chase & Co.) in New York where he cross-sold a wide range of corporate finance products, including syndicated bank credits, interest rate swaps, M&A advisory services, mortgage financings, private placements, subordinated debt financings, structured finance products, cash management and trust services. Prior to his experience at Manufacturers Hanover Trust, Mr. Howe worked at Draper and Kramer, Inc., a large privately held real estate firm based in Chicago. Mr. Howe serves on the board of directors of Crossroads Systems, Inc., a Nasdaq listed company. Mr. Howe holds a B.A. in business administration from the University of Illinois and an M.B.A. from the Indiana University Kelley Graduate School of Business with a specialty in finance.
     Bob D’Agostino has served as President of Q-mation since 1999. Q-mation is a leading supplier of software solutions targeted at increasing operational efficiencies and asset performance in large manufacturing companies. Joining Q-mation in 1990, Mr. D’Agostino held various sales, marketing and operation management positions prior to his appointment as President in January 1999. Q-mation operates out of offices in Philadelphia, PA, Boston, MA and Cleveland, OH, focusing primarily on software for the food, pharmaceutical and consumer products industries. Mr. D’Agostino graduated from Lehigh University with a B.S. in Chemical Engineering.

     J. Michael Gullard has since 1984 served as a general partner of Cornerstone Management, a venture capital and consulting firm that provides strategic focus and direction for technology companies, primarily in the software and data communications industries. He also serves on the board of directors of JDA Software Group, Inc., a Nasdaq listed company, Celeritek, Inc., a Nasdaq listed company and DynTek, Inc. Mr. Gullard’s 33 years in the technology industry include a number of executive and management posts at Telecommunications Technology Inc. and the Intel Corporation. He holds a B.A. and an M.B.A from Stanford University.
     Edward J. McCluskey has been a professor of Electrical Engineering and Computer Science, as well as Director of the Center for Reliable Computing at Stanford University since 1966. Prof. McCluskey founded the Stanford Digital Systems Laboratory (now the Computer Systems Laboratory) in 1969 and the Stanford Computer Engineering Program (now the Computer Science MS Degree Program) in 1970 and, with two colleagues, started the Stanford Computer Forum (an Industrial Affiliates Program) in 1970 where he served as a Director until 1978. His Stanford research focuses on logic testing, synthesis, design for testability, and fault-tolerant computing. Prof. McCluskey and his students at the Center for Reliable Computing worked out many key ideas for fault equivalence, probabilistic modeling of logic networks, pseudo-exhaustive testing, and watchdog processors. He collaborated with Signetics researchers in developing one of the first practical multivalued logic implementations and then worked out a design technique for such circuitry. Prof. McCluskey served as the first President of the IEEE Computer Society. He is the recipient of the 1996 IEEE Emanuel R. Piore Award. He is a Fellow of the IEEE, AAAS, and ACM; and a member of the NAE. He has honorary doctorates from the University of Grenoble and Bowdoin College. He has published several books including two widely used texts.
Executive Officers

Name	Age	Position
N. Damodar Reddy	66	Chairman of the Board, President, Chief Executive Officer and Interim Chief Financial Officer
C.N. Reddy	49	Executive Vice President for Investments and Director

Nirmal Saxena	45	Executive Vice President, Chief Operating Officer and Chief Technology Officer
     Nirmal Saxena has served as the Company’s Chief Technology Officer since joining the Company in April 2003 and brings more than 20 years of management, technical and research experience in the areas of VLSI design and test, instruction and packet processing architectures, coding and information theory and fault-tolerant computing. In addition to his duties with Alliance, Dr. Saxena is also a Consulting Professor in the Electrical Engineering Department at Stanford University. Prior to joining Alliance, Dr. Saxena was Vice President of Architecture at Chip Engines (which was acquired by Alliance), a start-up company that designed semiconductor products for the networking, communications, cable and storage markets, where he was responsible for the design and development of Resilient Packet Ring (RPR) controllers. Dr. Saxena has served in senior technical positions at Tiara Networks (now Tasman Networks), the Stanford Center for Reliable Computing, Silicon Graphics, HaL Computers, and Hewlett Packard. Dr. Saxena holds a Ph.D from Stanford University, and he is a Fellow of the IEEE. There is no family relationship between Dr. Saxena and any of the Company’s directors or executive officers.
Director Nomination
     Criteria for Nomination to the Board.
     The Nominating and Corporate Governance Committee (the “Nominating Committee”) seeks to consider the appropriate balance of experience, skills and characteristics required of the Board of Directors, and seeks to insure that at least a majority of the Directors are independent under the rules of the NASDAQ Stock Market, and that members of our Audit Committee meet the financial literacy requirements under the rules of the NASDAQ

Stock Market and at least one of them qualifies as an “audit committee financial expert” under the rules of the Securities and Exchange Commission. Nominees for Director are selected on the basis of their depth and breadth of experience, wisdom, integrity, ability to make independent analytical inquiries, understanding of our business environment, industry and technology knowledge, and willingness to devote adequate time to Board duties.
     Stockholders Proposals for Nominees.
     The Nominating Committee will consider written proposals from stockholders for nominees for Director. Any such nominations should be submitted to the Nominating Committee c/o the Board of Directors, Alliance Semiconductor Corporation, 2575 Augustine Drive, Santa Clara, CA 95054 and should include the following information: (a) all information relating to such nominee that is required to be disclosed pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); (b) the name(s) and address(es) of the stockholder(s) making the nomination and the number of shares of the Company’s Common Stock which are owned beneficially and of record by such stockholder(s); and (c) appropriate biographical information and a statement as to the qualification of the nominee, and should be submitted in the time frame described in our Bylaws and set forth in our definitive proxy statement filed on September 15, 2005 (the “Proxy Statement”).
     Process for Identifying and Evaluating Nominees.
     The Nominating Committee will consider Director candidates recommended by stockholders. The Nominating Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether the candidate was recommended by a stockholder or not.
     Stockholders who wish to recommend individuals for consideration by the Nominating Committee to become nominees for election to the Board of Directors may do so by delivering a written recommendation to the Nominating Committee in accordance with the Bylaws prior to any meeting at which Directors are to be elected. Submissions must include the information described under “Stockholder Proposals for 2006 Annual Meeting” in the Proxy Statement. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a Director if elected.
Meetings and Committees of the Board of Directors
     Board of Directors
     During the fiscal year ended March 26, 2005 (“fiscal 2005”), the Board of Directors met six (6) times. Each Director attended at least 75% of the meetings of the Board of Directors and of the committees of the Board on which he served and was eligible to attend during fiscal 2005.
     Committees
     The Board of Directors has delegated certain authority to designated committees. Standing committees of the Board include an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee, the membership and duties of which are set forth below. Each of the Board committees has a written charter approved by the Board, which can be found on the Corporate Governance page of our website at www.ALSC.com. Automatically upon compliance by the Company with Rule 14f-1, the membership of the standing committees will be as follows:

Nominating and Corporate
Audit Committee	Compensation Committee	Governance Committee
J. Michael Gullard (Chairman)	Alan B. Howe	Bob D’Agostino
Alan B. Howe	Edward J. McCluskey	Edward J. McCluskey
Edward J. McCluskey	Bryant R. Riley (Chairman)	Bryant R. Riley (Chairman)
     Audit Committee
     The Audit Committee consists of three (3) Directors. The functions of the Audit Committee are, among other things: to oversee the accounting and financial reporting processes, and the external audits of the Company; to provide to the Board of Directors the results of its examinations and recommendations derived therefrom; to outline to the Board improvements made, or to be made, in internal accounting controls; to appoint, compensate and oversee our independent registered public accounting firm; to oversee our finance function; to engage and compensate independent counsel and other advisors as it deems necessary to carry out its duties; to the extent permitted under applicable laws, rules and regulations, and our bylaws and Certificate of Incorporation, delegate to one or more members of the Audit Committee the authority to grant pre-approvals of audit services and non-audit services provided such decisions are presented to the full Audit Committee at regularly scheduled meetings; to establish procedures for the receipt, retention and treatment of complaints, including confidential, anonymous submission, by our employees regarding accounting, internal accounting controls or auditing matters, and to provide the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters which require Board attention. The Audit Committee undertakes these specific duties and other responsibilities listed in the Audit Committee’s charter, and such other duties as the Board may prescribe from time to time. The Audit Committee held six (6) meetings in fiscal 2005.
     Compensation Committee
     The Compensation Committee consists of three (3) Directors and is responsible for determining the compensation of our executive officers, including grant of stock options to executive officers. The Compensation Committee met three (3) times in fiscal 2005. All members of the Compensation Committee are non-employee Directors whom the Board believes are independent. No member of the Compensation Committee is, or formerly was, an officer of the Company.
     Nominating and Corporate Governance Committee
     The Nominating and Corporate Governance Committee, consisting of three (3) Directors, is responsible for identifying and evaluating nominees on behalf of the Board of Directors in accordance with the processes and policies adopted by the Board and this committee. The Nominating and Corporate Governance Committee was formed in January 2004 and operates under a written charter adopted by the Board of Directors. The Committee held two (2) meetings during fiscal 2005.
Director Independence; Audit Committee Financial Expert
     Messrs. Riley, Howe, D’Agostino, Gullard and McCluskey have no current relationships with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company) other than as members of the Board and holders of Company stock and stock options, and the Board believes that each of them is “independent” within the NASDAQ listing standards. In addition, the Board has determined that each member of the Audit Committee meets the standards for independence of audit committee members under current rules of the Securities and Exchange Commission.

     As discussed under “Certain Relationships and Related Transactions” below, pursuant to the Settlement Agreement, the Company agreed to reimburse Riley & Co. for up to $450,000 of its actual out-of-pocket costs incurred in connection with its solicitation of proxies for the previously scheduled October 20, 2005 stockholder meeting. Consequently, the Board believes that there may be a question concerning whether Mr. Bryant Riley would be independent as defined under NASDAQ Marketplace Rule 4200. However, as Mr. Riley is not a current officer or employee or a family member of an officer or employee and is not expected to receive any additional payments from the Company except as compensation for board or board committee service, and the Board has determined that Mr. Riley’s membership on both the Compensation Committee and the Nominating and Corporate Governance Committee is required by the best interests of the Company and its stockholders, the Board has appointed Mr. Riley to serve on both the Company’s Compensation Committee and the Nominating and Corporate Governance Committee.
     The Board has determined that Mr. Gullard qualifies as an “audit committee financial expert” as defined under SEC rules.
Communications with Directors
     Any stockholder wishing to communicate with any of our Directors regarding the Company may write to the Director, c/o Corporate Secretary at the Company’s principal executive offices located at 2575 Augustine Drive, Santa Clara, California 95054. The Secretary will forward these communications directly to the Director(s). The independent Directors of the Board review and approve the stockholders’ communication process periodically to ensure effective communication with stockholders.
     Stockholders who wish to communicate with our Directors to anonymously report complaints or concerns related to accounting, internal accounting controls or auditing may do so by writing to them via regular mail at c/o Board of Directors, Alliance Semiconductor Corporation, 2575 Augustine Drive, Santa Clara, CA 95054 and designating the communication as “confidential.”
Corporate Governance
     The Board of Directors has adopted a series of guidelines that include the following items concerning the Board of Directors:
•	At least three-fifths of the Board of Directors shall be comprised of independent Directors. The Board of Directors has an independent Director designated as the Lead Independent Director, who is responsible for coordinating the activities of the other independent Directors and performs various other duties as described more fully below.

•	Independent Directors shall meet in executive sessions on a regular basis, and no less then twice each year apart from other Board members and management representatives, and the Lead Independent Director is responsible for setting the agenda and running the meetings.

•	Board compensation shall be a mix of cash and equity-based compensation.

•	Independent Directors may not receive consulting, advisory or other compensatory fees from us in addition to their Board compensation.

•	The Board of Directors appoints members of Board Committees.

•	In addition, in January 2004 the Board of Directors created the position of Lead Independent Director, the specific responsibilities of which are to advise the Chairman of the Board with respect to the following:

•	Appropriate schedule of Board meetings, seeking to ensure that the independent Directors can perform their duties responsibly while not interfering with the flow of our operations;

•	Agendas for the Board and Committee meetings;

•	Assessment of the quality, quantity, and timeliness of the flow of information from management that is necessary for the independent Directors to effectively and responsibly perform their duties, and although management is responsible for the preparation of materials for the Board of Directors, the Lead Independent Director may specifically request the inclusion of certain materials;

•	Assessment of the Nominating and Corporate Governance Committee’s oversight and compliance with and implementation of our corporate governance policies and confirm that the Chairman of the Nominating and Corporate Governance Committee oversees the process to recommend revisions to Alliance’s corporate governance policies;

•	Agendas for the executive sessions of the Board’s independent Directors, and acting as the principal liaison between the independent Directors and the Chairman of the Board and/or management on sensitive issues; and

•	Membership of the various Board Committees, as well as selection of the Committee Chairs.
•	Members of our Board of Directors are expected to attend the Annual Meeting of Stockholders.
     The Lead Independent Director shall have the authority to retain such counsel or consultants as the Lead Independent Director deems necessary to perform his or her responsibilities. The Lead Independent Director is expected to be named by the Board at a meeting on October 25, 2005.
Item 8. Compensation of Directors and Executive Officers
Directors’ Compensation
     Each non-employee Director receives a $6,000 fee for each regular or annual meeting of the Board of Directors in which such Director participates.
     All Directors are reimbursed for reasonable expenses incurred attending meetings of the Board of Directors and committees thereof.

Executive Compensation
     The following table sets forth certain information concerning compensation of (i) our Chief Executive Officer, (ii) each of the other most highly compensated executive officers who were serving as executive officers at the end of the last completed fiscal year and (iii) certain former executive officers as required under SEC rules (collectively, the “Named Executive Officers”).
Summary Compensation Table

					Long Term
		Annual Compensation			Compensation Awards
				Other Annual	Securities
	Fiscal		Bonus	Compensation	Underlying
Name and Principal Position	Year	Salary	($)(1)	($)(2)	Options(#)(3)
N. Damodar Reddy	2005	$300,000	—	—	—
Chairman, President,	2004	$300,000	—	—	—
Chief Executive Officer	2003	$300,000	—	—	—
and Interim Chief Financial Officer

C.N. Reddy	2005	$275,000	—	—	—
Executive Vice President	2004	$275,000	—	—	—
	2003	$275,000	—	—	—

Jeff Parsons (4)	2005	$164,952	—	—	—
Former Vice President of			—	—	—
Finance and Administration, and Chief Financial Officer			—	—	—

Ronald K. Shelton(5)	2005	$149,305	—	—	—
Former Vice President of	2004	$192,077	—	—	55,000
Finance and	2003	$184,871	—	—	100,000
Administration, and Chief Financial Officer

(1)	Represents bonuses earned for services rendered during the fiscal year listed, even if paid after the end of the fiscal year.

(2)	N. Damodar Reddy and C.N. Reddy were eligible to receive certain distributions of cash and marketable securities in their capacity as partners of Alliance Venture Management and/or Solar Ventures. See “Certain Relationships and Related Transactions.”

(3)	Excludes purchase rights pursuant to the 1996 Employee Stock Purchase Plan.

(4)	Jeff Parsons was terminated as an employee of the Company effective July 11, 2005.

(5)	Ronald K. Shelton resigned from the Company effective January 15, 2005.
Option Grants in Last Fiscal Year
     The following table provides information with respect to stock options granted to the Named Executive Officers during the last fiscal year. In addition, as required by SEC rules, the table sets forth the hypothetical gains that would exist for the options based on assumed rates of annual compound stock price appreciation during the option term. The options granted vest twenty percent (20%) after the first year of service and then five percent (5%) each quarter there until the option is fully vested, subject to continued employment or provision of services to the Company.

	Individual Grants(1)				Potential Realizable
		Percent of			Value at Assumed
		Total			Annual Rates of
	Number of	Options			Stock Price
	Securities	Granted to			Appreciation for
	Underlying	Employees in	Exercise or		Option Term(2)
	Options	Fiscal Year	Base Price	Expiration
Name	Granted(#)	(%)(3)	($/Sh)	Date	5%($)	10%($)
N. Damodar Reddy	—	—	—	—	—	—
C.N. Reddy	—	—	—	—	—	—
Jeff Parsons	25,000 (4)	2.9	3.32	10/25/14 (4)	N/A	N/A
Ronald K. Shelton	—	—	—	—	—	—

(1)	No stock appreciation rights were granted to the Named Executive Officers in the last fiscal year.

(2)	The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the SEC. There is no assurance provided to any executive officer or any other holder of the Company’s securities that the actual stock price appreciation over the ten-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to the executive officers.

(3)	The Company granted stock options representing 849,500 shares to employees in the last fiscal year.

(4)	The options were granted on January 18, 2005 and were cancelled on July 11, 2005, the effective date on which Mr. Parsons was terminated as an employee of the Company, in the event such options were not deemed to expire on the date of his termination.
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
     The following table sets forth information concerning shares acquired on exercise of stock options during fiscal 2005 and the value of stock options held at the end of fiscal 2005 by each of the officers named in the Summary Compensation Table above.

Number of Securities
			Underlying Unexercised		Value of Unexercised
			Options at		In-The-Money Options at
			Fiscal Year End (#)		Fiscal Year end ($)(2)
	Shares	Value
	Acquired on	Realized
Name	Exercise (#)	($)(1)	Exercisable	Unexercisable	Exercisable	Unexercisable
N. Damodar Reddy	—	—	290,000	60,000	—	—
C.N. Reddy	—	—	210,000	40,000	—	—
Jeff Parsons	—	—	37,500	62,500	—	—
Ronald K. Shelton	—	—	—	—	—	—

(1)	“Value Realized” represents the fair market value of the shares underlying the option on the date of exercise based on the per share closing price of the Company’s Common Stock as reported on the NASDAQ National Market, less the aggregate exercise price, and may not be realized upon the sale of the shares underlying the option, and does not necessarily indicate that the optionee sold such shares.

(2)	The Value of Unexercised In-The-Money Options at Fiscal Year End is calculated based on the difference between the respective exercise prices of outstanding stock options and the closing price of the Company’s Common Stock on March 24, 2005 (the last day of trading for the fiscal year ended March 26, 2005) of $2.64 per share.

Certain Relationships and Related Transactions
     N. Damodar Reddy, our Chairman of the Board of Directors, President, Chief Executive Officer and Interim Chief Financial Officer, is a director and investor in Infobrain, Inc. (“Infobrain”), a privately-held corporation that provides us information technology support services such as intranet and internet website development and support, Oracle applications support, MRP software design implementation and training, automated entry of manufacturing data, and customized application enhancements in support of our business processes. We paid Infobrain approximately $55,000 during fiscal 2005. Mr. Reddy is not involved in the operations of Infobrain.
     In October 1999, we formed Alliance Venture Management LLC, a California limited liability company (“Alliance Venture Management”), to manage and act as the general partner in the investment funds we intended to form. Alliance Venture Management does not directly invest in the investment funds with us, but is entitled to receive (i) a management fee out of the net profits of the investment funds and (ii) a commitment fee based on the amount of capital committed to each partnership, each as described more fully below. This structure was created to provide incentives to the individuals who participate in the management of the investment funds, which includes N. Damodar Reddy and C.N. Reddy.
     Each of the owners of the Series A, B, C, D and E member units in Alliance Venture Management (“Preferred Member Units”) paid the initial carrying value for their shares of the Preferred Member Units. While we own 100% of the common units in Alliance Venture Management, we do not hold any Preferred Member Units and do not participate in the management fees generated by the management of the investment funds. N. Damodar Reddy and C.N. Reddy, who are our Directors and members of our senior management, each hold 48,000 Preferred Member Units, respectively, of the 162,152 total Preferred Member Units outstanding and the 172,152 total Member Units outstanding.
     In November 1999, we formed Alliance Ventures I, LP (“Alliance Ventures I”) and Alliance Ventures II, LP (“Alliance Ventures II”), both California limited partnerships. We, as the sole limited partner, own 100% of the limited partnership interests in each partnership. Alliance Venture Management acts as the general partner of these partnerships and receives a management fee of 15% based upon realized investment gains from these partnerships for its managerial efforts, calculated on an annual basis.
     At Alliance Venture Management’s inception in October 1999, Series A member units and Series B member units in Alliance Venture Management were created. The holders of Series A units and Series B units receive management fees of 15% of investment gains realized by Alliance Ventures I and Alliance Ventures II, respectively. In February 2000, upon the creation of Alliance Ventures III, LP (“Alliance Ventures III”), the management agreement for Alliance Venture Management was amended to create Series C member units which are entitled to receive a management fee of 16% of investment gains realized by Alliance Ventures III. In January 2001, upon the creation of Alliance Ventures IV, LP (“Alliance Ventures IV”) and Alliance Ventures V, LP (“Alliance Ventures V”), the management agreement for Alliance Venture Management was amended to create Series D and E member units which are entitled to receive a management fee of 15% of investment gains realized by Alliance Ventures IV and Alliance Ventures V, respectively, calculated on an annual basis.
     Alliance Venture Management receives 15%-16% of the realized gains of the venture funds. No distribution of cash and/or marketable securities was made to the partners of Alliance Venture Management during fiscal 2005.
     Annually, Alliance Venture Management earns 0.5% of the total fund commitment of Alliance Ventures I, II, III, IV and V. During fiscal 2005, we incurred $875,000 of management fees, which were offset by expenses incurred by us on behalf of Alliance Venture Management of approximately $843,000 with the remaining amount being income to Alliance Venture Management. Neither N. Damodar Reddy nor C.N. Reddy received any commitment fees during fiscal 2005.

     N. Damodar Reddy and C.N. Reddy have formed private venture funds, Galaxy Venture Partners, L.L.C., Galaxy Venture Partners II, L.L.C. and Galaxy Venture Partners III, L.L.C., which have invested in 26 of the 40 total companies invested in by Alliance Venture Management’s investment funds. Multiple Alliance Venture Management investment funds may invest in the same investee companies.
     C.N. Reddy, one of our officers and Directors, is a general partner of Solar Venture Partners, LP (“Solar”), an investor in Solar and participates in running Solar’s daily operations. Solar has invested in 17 of the 40 total companies in which Alliance Venture Management’s funds have invested. Through March 31, 2005, we have invested $12.5 million in Solar and held a 73% interest in Solar.
     The related party receivable is $344,000 as of March 31, 2005 and is related to loans to various employees, including certain employees in our India design center, none of whom are our officers.
     Pursuant to the Settlement Agreement, the Company agreed to reimburse Riley & Co. for up to $450,000 of its actual out-of-pocket costs actually incurred (such as printers, proxy solicitor fees and expenses, California and Delaware counsel and actual out-of-pocket expense) directly related to its campaign to elect the nominees described in its proxy statement filed with SEC on September 19, 2005.
Compensation Committee Interlocks and Insider Participation
     The members of the Compensation Committee are Edward J. McCluskey, Alan B. Howe and Bryant R. Riley (Chairman). No member was at any time during fiscal 2005 or any other time an officer or employee of the Company. No member of the Compensation Committee has a relationship that would constitute an interlocking relationship with executive officers or Directors of another entity. See “Certain Relationships and Related Transactions.”
Employment Contracts and Termination of Employment Arrangements
     The Company presently has no employment contracts, plans or arrangements in effect for executive officers in connection with their resignation, retirement or termination of employment or following a change in control or ownership of the Company.
Section 16(a) Beneficial Ownership Reporting Compliance
     Section 16(a) of the Exchange Act requires our Directors, our executive officers and persons who own more than 10% of the Company’s Common Stock (collectively, “Reporting Persons”) to file initial reports of ownership and changes in ownership of our Common Stock. Reporting Persons are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file. To our knowledge, based solely on our review of the copies of such reports received or written representations from certain Reporting Persons that no other reports were required, we believe that during fiscal 2005, all Reporting Persons complied with all applicable filing requirements.